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GOODWIN | PROCTER             Goodwin Procter LLP            T: 617.570.1000
                              Counsellors at Law             F: 617.523.1231
                              Exchange Place                 goodwinprocter.com
                              Boston, MA 02109

                                                 December 21, 2005

VIA EDGAR AND COURIER

Mr. Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

       Re: Clayton Holdings, Inc.
           Registration Statement on Form S-1, filed November 7, 2005 File No. 333-129526

Dear Ms. McManus:

       This letter is submitted on behalf of Clayton Holdings, Inc. (the "COMPANY") in response to the comments of the staff of the Division of Corporation Finance (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") with respect to the Company's Registration Statement on Form S-1 filed on November 7, 2003 (the "S-1"), as set forth in your letter dated December 6, 2005 to Frank P. Filipps (the "COMMENT LETTER"). The Company is concurrently filing Amendment No. 1 to the S-1, which includes changes that reflect (i) responses to the Staff's comments, (ii) revisions to the financial statements and other financial data to include the period ended September 30, 2005 and (iii) that the Company entered into a new senior credit facility and application of the proceeds therefrom on December 8, 2005.

       For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have enclosed four (4) copies of Amendment No. 1 to the S-1, which has been marked to show the changes from the S-1. We have also enclosed for your review certain supplemental information requested in the Comment Letter.

       The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

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Mr. Michael McTiernan
December 21, 2005
Page 2

CLAYTON HOLDINGS
FORM S-1

GENERAL

COMMENT NO. 1

       PLEASE PROVIDE US WITH SUPPORTING MATERIALS WITH RESPECT TO YOUR DISCLOSURE OF INDUSTRY AND OTHER MARKET DATA. PLEASE HIGHLIGHT OR OTHERWISE INDICATE THE PORTIONS OF THOSE MATERIALS THAT SUPPORT YOUR DISCLOSURE. WITH RESPECT TO INFORMATION THAT YOU ATTRIBUTE TO A THIRD PARTY SOURCE IN THE REGISTRATION STATEMENT, PLEASE TELL US WHETHER THIS INFORMATION WAS PUBLICLY AVAILABLE. IF SUCH SOURCES ARE NOT PUBLICLY AVAILABLE, PLEASE FILE APPROPRIATE CONSENTS AS REQUIRED BY RULE 436 OF REGULATION C.

RESPONSE TO COMMENT NO. 1

       The Company is supplementally providing copies of the applicable supporting materials with respect to industry and market data presented in the S-1 and Amendment No. 1 to the S-1. All of the materials filed herewith are publicly available.

       The Company has included the following:

       (i) materials regarding the aggregate principal value of new issuances of both agency and non-agency mortgage-backed securities ("MBS") from 2000 through 2004;

       (ii) materials listing the top subprime MBS originators/issuers and underwriters during each of 2002, 2003 and 2004; and

       (iii) materials regarding the growth in total non-conforming mortgage loan originations and the increase in the rate of securitizations of MBS.

Please see EXHIBITS A THROUGH C attached hereto. All of the attached material is publicly available, and thus no consents are required to be filed pursuant to Rule 436 of Regulation C.

COMMENT NO. 2

       WE NOTE YOUR DISCLOSURE IN THE FINAL PARAGRAPH ON PAGE 102 THAT YOU ANTICIPATE THAT YOU WILL UNDERTAKE A DIRECTED SHARE PROGRAM. PLEASE TELL US THE MECHANICS OF HOW AND WHEN THESE SHARES ARE OFFERED AND SOLD TO INVESTORS IN THE DIRECTED SHARE PROGRAM. FOR EXAMPLE, TELL US HOW THE PROSPECTIVE RECIPIENTS AND NUMBER OF RESERVED SHARES ARE DETERMINED. TELL US HOW AND WHEN YOU AND THE UNDERWRITERS HAVE NOTIFIED OR WILL NOTIFY THE DIRECTED SHARE INVESTORS, INCLUDING THE

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Mr. Michael McTiernan
December 21, 2005
Page 3

TYPES OF COMMUNICATIONS USED OR TO BE USED. DISCUSS THE PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE OFFERED SECURITIES. ARE DIRECTED SHARE PURCHASERS REQUIRED TO ESTABLISH ACCOUNTS BEFORE THE EFFECTIVE TIME, AND, IF SO, WHAT IF ANY FUNDS ARE PUT IN NEWLY ESTABLISHED BROKERAGE ACCOUNTS BEFORE THE EFFECTIVE DATE? HOW DO THE PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL OFFERING TO THE PUBLIC? IN ADDITION, IF ANY OF THE RECIPIENTS OF THE SHARES OR THEIR ASSOCIATES, EMPLOYEES OR AFFILIATES ARE BROKER-DEALERS REGISTERED WITH THE NASD, PLEASE TELL US HOW YOU WILL COMPLY WITH THE NASD'S RULES RELATING TO "HOT" IPOS, IF APPLICABLE. PLEASE ALSO PROVIDE US WITH COPIES OF ALL MATERIALS TO BE USED IN CONNECTION WITH THE DIRECTED SHARE PROGRAM.

RESPONSE TO COMMENT NO. 2

       The directed share program (the "PROGRAM") requested by the Company is the typical type of program established with respect to many initial public offerings. First the Company, in consultation with the managing underwriters, determines how many shares should be allotted to the Program. The number of shares is expected to be up to 5% of the total number of shares being offered - a typical amount for a directed share program. The Company then provides William Blair & Company ("WILLIAM BLAIR"), the facilitator of the Program, with a list of prospective participants in the Program. The persons who are permitted to participate in the Program consist of the Company's employees and their immediate family members, and the Company's independent loan review specialists.

       After receiving the prospective list of participants, William Blair will send a package of materials to each person on the list of prospective participants. These materials, which will be circulated by mail shortly after the preliminary prospectuses have been printed, will include a cover letter describing the Program and its mechanics, an Indication of Interest Form, a New Account Application Form and a Client Account Agreement. Please note that the Indication of Interest states that "No offer to buy any of the shares can be accepted, and initial deposits will not be earmarked for purchase of shares, until the registration statement covering the proposed offering has been declared effective and the initial public offering price has been determined." The Indication of Interest Form also states that "[t]his indication of interest involves no obligation of any kind until such time as it has been accepted by William Blair & Company." William Blair will not allocate shares to any person who is defined as a "restricted person" under NASD Conduct Rule 2790, based on representations made to William Blair by the participants, unless an applicable exemption is available.

       If William Blair receives non-binding indications of interest from participants in the Program to purchase in the aggregate more than the total number of shares being offered through the Program, then William Blair, in consultation with the Company, will determine who can participate in the Program and the number of shares to be allocated to each participant. Participants are required to establish a brokerage account with William Blair in order to

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Mr. Michael McTiernan
December 21, 2005
Page 4

participate in the Program. However, participants are not required to make payment for shares until after the pricing of the offering and confirmation by the participant of his or her share allocation. Because no payments for shares are accepted from participants until after the pricing of the offering, the Program has no effect on the pricing of the shares being offered by the Company. Participants are required to make payment for the shares within three business days (I.E., the settlement date) of the pricing of the offering.

       Please note that any participants in the Program who are existing stockholders or officers of the Company have signed 180-day lock-up agreements with William Blair which are described in "Underwriting."

       Pursuant to the Staff's request, we are supplementally providing copies of the latest drafts of all forms of written communications to be distributed to potential participants in the Program. Please see EXHIBIT D attached hereto.

PROSPECTUS COVER PAGE

COMMENT NO. 3

       PLEASE REVISE TO DELETE THE IDENTIFICATION OF UNDERWRITERS SERVING AS "SOLE BOOK-RUNNING MANAGER" AND "CO-LEAD MANAGER" ON THE PROSPECTUS COVER PAGE.

RESPONSE TO COMMENT NO. 3

       The Company included the identification of the underwriters serving as Sole Book-Running Manager and Co-Lead Manager to provide investors with better information as to which underwriter is managing the books for the offering and the other underwriters' respective roles in connection with the offering. If the Staff would like us to explain the designations in the prospectus, the Company can add disclosure in "Underwriting" regarding the services to be performed by William Blair in its capacity as Sole Book-Running Manager and Piper Jaffray in its capacity as Co-Lead Manager.

SUMMARY, PAGE 1

COMMENT NO. 4

       PLEASE REVISE YOUR SUMMARY TO DISCUSS BENEFITS TO AFFILIATES AND RELATED CONFLICTS OF INTEREST ARISING IN CONNECTION WITH THE OFFERING.

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Mr. Michael McTiernan
December 21, 2005
Page 5


RESPONSE TO COMMENT NO. 4

       The Company has revised the "Summary" to discuss benefits to affiliates arising in connection with the offering. The payments that will be made upon the completion of this offering to the holders of redeemable preferred stock, including investment funds affiliated with TA Associates and Brian L. Libman, a member of our Board of Directors, are described in the "Summary" and "Certain Relationships and Related Transactions." Please note that applicable sections of the S-1 have been revised to reflect that the Company entered into a new credit facility on December 8, 2005 and the application of the proceeds therefrom, including payments to certain affiliates. For a more detailed description of the application of the proceeds, please see Response to Comment No. 8.

OVERVIEW, PAGE 1

COMMENT NO. 5

       PLEASE REVISE YOUR SUMMARY TO PROVIDE A BRIEF EXPLANATION OF THE MEANINGS OF INDUSTRY TERMINOLOGY THAT MAY NOT BE READILY UNDERSTOOD BY THE AVERAGE INVESTOR. EXAMPLES INCLUDE "INFORMATION-BASED ANALYTICS," "CONDUIT SUPPORT" AND "SPECIALTY CONSULTING."

RESPONSE TO COMMENT 5

       The Company has revised the "Summary" and other applicable sections of the S-1 in order to clarify such industry terminology.

COMMENT NO. 6

       PLEASE PROVIDE US WITH INDEPENDENT SUBSTANTIATION FOR YOUR STATEMENT IN THE SECOND PARAGRAPH UNDER THIS HEADING, AND IN THE SECOND PARAGRAPH ON PAGE 57, THAT YOU ARE A "LEADING PROVIDER" OF THE SERVICES YOU PROVIDE.

RESPONSE TO COMMENT 6

       The Company has added language in each instance stating that "we believe" that we are a leading provider of all of the services that we provide in the highly fragmented market in which the Company does business. This belief is based upon several business metrics, including:

o During each of 2002, 2003 and 2004, the Company performed services for each of the ten largest non-agency mortgage-backed securities issuers.

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Mr. Michael McTiernan
December 21, 2005
Page 6

o As of June 30, 2005, the Company performed services for its clients on approximately 9.4% of the total principal balance of all non-conforming loan originations in the United States.

o As of June 30, 2005, the Company monitored approximately 17.9% of the total principal balance of all non-agency mortgage-backed securities in the United States.

COMPETITIVE STRENGTHS, PAGE 2

COMMENT NO. 7

       PLEASE BALANCE YOUR SUMMARY DISCUSSION OF COMPETITIVE STRENGTHS BY MOVING YOUR SUMMARY DISCUSSION OF RISK FACTORS SO THAT IT DIRECTLY FOLLOWS THE DISCUSSION OF YOUR STRENGTHS.

RESPONSE TO COMMENT NO. 7

       The Company has moved and updated its risk factors such that the risk factors follow the discussion of our competitive strengths, in response to the Staff's comment.

RISK FACTORS, PAGE 4

COMMENT NO. 8

       PLEASE REVISE YOUR SUMMARY RISK FACTORS TO DISCLOSE THE FOLLOWING RISKS:

       o    USE OF SUBSTANTIAL PROCEEDS TO SATISFY AFFILIATE EARN-OUT PROVISION.

       o    POSSIBLE "COOLING OFF" OF REAL ESTATE MARKET.

RESPONSE TO COMMENT NO. 8

       The Company will not be using any proceeds of the offering to satisfy the affiliate earn-out provision described in our initial filing. On December 8, 2005, the Company entered into a new $190.0 million senior credit facility with BNP Paribas. The credit facility provided for a $150.0 million term loan, and a revolving credit facility of $40.0 million. Subject to the agreement of the lenders to increase their commitments, the Company has the option to borrow up to an additional $10.0 million, for an aggregate revolving credit facility of $50.0 million. The Company used funds from the term loan to repay existing indebtedness of the Company, including $45.6 million to repay all amounts outstanding under the Company's prior senior credit facility with Madison Capital Funding LLC, $31.5 million to repay subordinated debt held by TA Associates, Stephen M. Lamando, Brian Libman and Madison Capital Funding LLC, and the Company's payment to Stephen M. Lamando, Brian Kramer and Peter Krell (the "CLAYTON

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Mr. Michael McTiernan
December 21, 2005
Page 7

FOUNDERS") of $13.25 million in order to satisfy an earn-out arrangement entered into at the time of the August 2004 transaction with TA Associates. Accordingly, all obligations to the Clayton Founders with respect to the earn-out have been satisfied and paid, and there are no future obligations with respect to the Clayton Founders and any earn-out payments. The Company also used $55.85 million of the proceeds from the senior credit facility to pay a dividend to holders of outstanding shares of convertible preferred stock. The dividend payment reduced the aggregate redemption amount to be paid to holders of the Company's outstanding preferred stock upon the completion of this offering by $55.85 million.

       The Company respectfully submits that a reference to the risk of adverse changes in the housing market is currently listed in the risk factors included in the Summary. Additionally, in response to the Staff's comment, the Company has added a new risk factor in the Risk Factor section specifically regarding the impact of a downward cycle in the mortgage loan origination market on the Company's business and results of operations.

OUR CORPORATE INFORMATION, PAGE 5

COMMENT NO. 9

       PLEASE INCLUDE TA ASSOCIATES IN THE CHART ON PAGE 5.

RESPONSE TO COMMENT NO. 9

       The Company has revised the chart in response to the Staff's comment.

COMMENT NO. 10

       PLEASE DISCLOSE YOUR SPECIAL SERVICER RATING, IF ANY.

RESPONSE TO COMMENT NO. 10

       The Company does not have a special servicer rating.

SUMMARY OF CONSOLIDATED FINANCIAL AND OTHER DATA, PAGE 9

COMMENT NO. 11

       PLEASE REVISE TO CLEARLY INDICATE THAT THE ACTUAL COLUMN IS UN-AUDITED WITHIN THE TABLE ON PAGE 13.

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Mr. Michael McTiernan
December 21, 2005
Page 8


RESPONSE TO COMMENT NO. 11

       The Company has revised the table in response to the Staff's comment.

RISK FACTORS, PAGE 14

THE LOSS OF ONE OR MORE OF OUR LARGEST CLIENTS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS, PAGE 14

COMMENT NO. 12

       PLEASE IDENTIFY YOUR THREE LARGEST CLIENTS IN THE FIRST PARAGRAPH UNDER THIS RISK FACTOR HEADING. IN ADDITION, PLEASE DISCLOSE IF ANY OF THESE CLIENTS ARE NOT SUBJECT TO A LONG TERM CONTRACT, AS DISCUSSED IN THE FOURTH SENTENCE.

RESPONSE TO COMMENT NO. 12

       The Company has listed Bear Stearns, Lehman Brothers and Morgan Stanley and noted that these clients are not generally subject to long term contracts, in response to the Staff's comment.

OUR ENGAGEMENTS MAY RESULT IN PROFESSIONAL LIABILITY, PAGE 15

COMMENT NO. 13

       PLEASE EXPAND YOUR DISCLOSURE UNDER THIS RISK FACTOR HEADING TO DESCRIBE HOW THE SERVICES YOU PROVIDE COULD MATERIALLY IMPACT YOUR CLIENTS' BUSINESSES AND, AS A RESULT, SERVE AS THE BASIS OF A CLAIM AGAINST YOU FOR DAMAGES.

RESPONSE TO COMMENT NO. 13

       The Company has expanded disclosure in this risk factor in response to the Staff's comment.

AN INTERRUPTION IN OR BREACH OF OUR INFORMATION SYSTEMS MAY RESULT IN LOST BUSINESS, PAGE 16

COMMENT NO. 14

       PLEASE IDENTIFY ANY INSTANCE IN WHICH THE RISK DESCRIBED HAS OCCURRED IN THE PAST.

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Mr. Michael McTiernan
December 21, 2005
Page 9


RESPONSE TO COMMENT NO. 14

       The Company has added disclosure to this risk factor to clarify that, to date, there has not been an instance where an interruption or breach of our information systems resulted in an inability to operate our business.

COMMENT NO. 15

       PLEASE REVISE THE RISK FACTOR HEADING TO INDICATE THAT "SIGNIFICANT DEFICIENCIES" WERE IDENTIFIED BY YOUR AUDITOR IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING FOR 2002 - 2004.

RESPONSE TO COMMENT NO. 15

       The Company has revised the heading of this risk factor in response to the Staff's comment.

COMMENT NO. 16

       PLEASE EXPAND YOUR DISCLOSURE OF EACH DEFICIENCY IDENTIFIED TO EXPLAIN HOW THE DEFICIENCY, IF LEFT UNREMEDIATED, COULD AFFECT YOUR BUSINESS. TO THE EXTENT THAT ANY INDIVIDUAL DEFICIENCY COULD HAVE A MATERIAL IMPACT ON YOUR BUSINESS, PLEASE CREATE A SEPARATE RISK FACTOR.

RESPONSE TO COMMENT NO. 16

       The Company has expanded disclosure in this risk factor in response to the Staff's comment. As the Company does not believe that any individual deficiency could have a material impact on its business, a separate risk factor was not created.

FUTURE SALES OF OUR SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK, PAGE 21

COMMENT NO. 17

       PLEASE REVISE TO IDENTIFY THE "LIMITED CIRCUMSTANCES" UNDER WHICH WILLIAM BLAIR MIGHT LIFT THE RESTRICTIONS OF THE 180-DAY LOCK UP.

RESPONSE TO COMMENT NO. 17

       The Company has revised the risk factor to specify the factors that William Blair will consider in determining whether to waive the 180-day lock-up period in response to the Staff's comment.

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Mr. Michael McTiernan
December 21, 2005
Page 10


CERTAIN OF OUR PRINCIPAL STOCKHOLDERS WILL RECEIVE A MATERIAL BENEFIT FROM COMPLETION OF THIS OFFERING, PAGE 22

COMMENT NO. 18

         PLEASE REVISE THE HEADING AND BODY OF THE RISK FACTOR TO CLEARLY STATE THE RISK TO INVESTORS.

RESPONSE TO COMMENT NO. 18

       The Company has revised the heading and body of this risk factor in response to the Staff's comment.

USE OF PROCEEDS, PAGE 25

COMMENT NO. 19

       WE NOTE YOUR DISCLOSURE IN THE FINAL PARAGRAPH ON PAGE 25. PLEASE CONTINUE TO UPDATE THIS DISCLOSURE, AS NECESSARY.

RESPONSE TO COMMENT NO. 19

       On December 8, 2005, the Company entered into a new $190.0 million senior credit facility with BNP Paribas. The credit facility provided for a $150.0 million term loan, and a revolving credit facility of $40.0 million. Subject to the agreement of the lenders to increase their commitments, the Company has the option of increasing the revolving credit facility to $50.0 million. The loan agreement terminates on December 8, 2011. Principal repayments of $375,000 are required on a quarterly basis for each quarter through 2010, and the remaining principal balance at the end of 2010 is repayable in equal quarterly installments in 2011.

       The Company borrowed the entire $150.0 million term loan upon the closing of the credit facility, and used such amounts to (i) repay and retire all $45.6 million outstanding under our existing senior credit facility, (ii) repay all $31.5 million owed pursuant to our outstanding subordinated and senior subordinated notes, (iii) pay a $1.69 per share dividend to our holders of preferred stock, including investment funds affiliated with TA Associates, for an aggregate dividend payment of $55.85 million and (iv) pay $13.25 million to the Clayton Founders, in satisfaction of an earn-out arrangement entered into in connection with the August 2004 transaction between Clayton Services and TA Associates. The dividend payment reduced the aggregate redemption value to be paid to holders of redeemable preferred stock upon the completion of this offering by $55.85 million.

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Mr. Michael McTiernan
December 21, 2005
Page 11

       Amendment No. 1 to the S-1 contains additional disclosure describing this transaction and the related effects on the projected use of proceeds with respect to this offering.

CAPITALIZATION, PAGE 27

COMMENT NO. 20

       PLEASE REVISE TO REMOVE CASH AND CASH EQUIVALENTS FROM THE CAPITALIZATION TABLE.

RESPONSE TO COMMENT NO. 20

       The Company has revised the capitalization table in response to the Staff's comment.

DIVIDEND POLICY, PAGE 26

COMMENT NO. 21

       PLEASE CLARIFY THE DISCLOSURE IN THE FINAL PARAGRAPH ON PAGE 26 TO STATE WHETHER YOU WILL HAVE TO OBTAIN A WAIVER OF THE RESTRICTION ON PAYING DIVIDENDS CONTAINED IN YOUR SENIOR CREDIT FACILITY IN ORDER TO PAY THE ANTICIPATED PREFERRED DIVIDEND.

RESPONSE TO COMMENT NO. 21

       As discussed in the revised "Dividend Policy" section, on December 8, 2005, the Company paid a $1.69 per share dividend to our holders of preferred stock, for an aggregate dividend payment of $55.85 million. In conjunction with the payment of this dividend, the Company entered in a new senior loan agreement. The new senior loan agreement permitted payment of the December 8, 2005 dividend but will restrict the Company's ability to pay dividends in the future.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA, PAGE 34

COMMENT NO. 22

       PLEASE REVISE TO PROVIDE AN INTRODUCTORY PARAGRAPH WHICH DESCRIBES EACH TRANSACTION FOR WHICH PRO FORMA EFFECTS ARE PRESENTED, THE ENTITIES INVOLVED, AN EXPLANATION OF THE PERIODS PRESENTED, AND AN EXPLANATION OF WHAT THE PRO FORMA PRESENTATION SHOWS. ALSO, PLEASE PROVIDE A BRIEF EXPLANATION OF HOW YOU DETERMINED THE PREDECESSOR ENTITY.

RESPONSE TO COMMENT NO. 22

       The Company has provided the additional disclosure in response to the Staff's comment.

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Mr. Michael McTiernan
December 21, 2005
Page 12


COMMENT NO. 23

       PLEASE REVISE TO PROVIDE A PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2005 WHICH REFLECTS ADJUSTMENTS THAT ARE REQUIRED IF TRANSACTIONS OCCURRED ON THAT DATE. IN YOUR NEXT AMENDMENT PLEASE REMOVE THE STUB PERIOD FOR THE 2004 FISCAL YEAR.

RESPONSE TO COMMENT NO. 23

       The Company has provided the pro forma balance sheet in response to the Staff's comment.

COMMENT NO. 24

       PLEASE REVISE TO PROVIDE PRO FORMA ADJUSTMENTS RELATED TO THE OFFERING FOR YOUR PRO FORMA BALANCE SHEET AND PRO FORMA STATEMENTS OF INCOME.

RESPONSE TO COMMENT NO. 24

       The Company has revised the pro forma balance sheet and pro forma statements of income in response to the Staff's comment. The Company will further update the as adjusted column closer to the effective date of this registration and upon determination of a filing price range.

COMMENT NO. 25

       PLEASE REVISE TO PRESENT A SUBTOTAL COLUMN BEFORE THE OFFERING ADJUSTMENTS COLUMN SO THAT INVESTORS CAN CLEARLY SEE THE OPERATING RESULTS OF THE COMBINED ENTITY IN WHICH THEY WILL BE INVESTING.

RESPONSE TO COMMENT NO. 25

       The Company has presented the requested subtotal column before such offering adjustments column in response to the Staff's comment.

COMMENT NO. 26

       PLEASE REVISE TO CLEARLY EXPLAIN EACH PRO FORMA ADJUSTMENT WITHIN THE FOOTNOTES TO THE PRO FORMA FINANCIAL STATEMENTS. FOR INSTANCE, TELL THE READER HOW MUCH AMORTIZATION IS RELATED TO EACH ENTITY PRESENTED IN THE PRO FORMA FINANCIAL STATEMENTS.

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Mr. Michael McTiernan
December 21, 2005
Page 13


RESPONSE TO COMMENT NO. 26

       The Company has further explained the pro forma adjustments within the footnotes to the pro forma financial statements in response to the Staff's comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS IS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 36

COMMENT NO. 27

       PLEASE PROVIDE ANALYSIS, THROUGHOUT YOUR COMPARATIVE DISCUSSION OF RESULTS, REGARDING THE EFFECTS OF ANY TRENDS OR EVENTS THAT MATERIALLY INFLUENCED YOUR RESULTS. BY WAY OF EXAMPLE ONLY, PLEASE DISCUSS THE REASONS FOR THE INCREASE IN THE NUMBER OF LOANS FOR WHICH YOU PERFORMED SERVICES AND THE EXPANSION IN THE SCOPE OF SERVICES YOU PERFORMED DURING THE RELEVANT PERIODS. YOUR DISCUSSION SHOULD ADDRESS WHETHER THE CHANGES REFLECT A TREND OR A SINGLE EVENT WHICH IS NOT EXPECTED TO REOCCUR. IN ADDITION, TO THE EXTENT YOU BELIEVE THE CHANGES REFLECT A TREND, PLEASE ADDRESS FACTORS THAT WOULD CAUSE THE TREND TO SLOW OR REVERSE. REFER TO SEC RELEASE NO. 33-8350, PART M. B. 4.

RESPONSE TO COMMENT NO. 27

       The Company has provided additional disclosure and analysis in response to the Staff's comment.

CRITICAL ACCOUNTING POLICIES

VALUATION OF LONG-LIVED ASSETS EXCLUDING GOODWILL, PAGE 40

COMMENT NO. 28

       PLEASE REVISE YOUR DISCLOSURE TO DISCUSS HOW THE FAIR VALUE OF THE IMPAIRED ASSET IS DETERMINED.

RESPONSE TO COMMENT NO. 28

       The Company has revised its disclosure of how it determines the fair value of impaired assets in response to the Staff's comment.

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Mr. Michael McTiernan
December 21, 2005
Page 14


INTANGIBLE ASSETS, PAGE 40

COMMENT NO. 29

       PLEASE REVISE YOUR DISCLOSURE TO DISCUSS HOW AND WHEN INDEFINITE LIVED INTANGIBLE ASSETS OTHER THAN GOODWILL ARE REVIEWED FOR IMPAIRMENT.

RESPONSE TO COMMENT NO. 29

       The Company has revised its disclosure of how and when intangible assets with indefinite lives, other than goodwill, are reviewed for impairment in response to the Staff's comment.

INTERNAL CONTROLS, PAGE 41

COMMENT NO. 30

       PLEASE EXPAND YOUR DISCLOSURE IN THE SECOND FULL PARAGRAPH ON PAGE 41 TO PROVIDE ADDITIONAL DETAIL ABOUT EACH AREA IN WHICH INTERNAL CONTROL WEAKNESSES WERE IDENTIFIED. BY WAY OF EXAMPLE ONLY, IN WHAT WAYS DO YOU NEED TO "IMPROVE DOCUMENTATION OF CLIENT ENGAGEMENTS," "STRENGTHEN YOUR ACCOUNTS RECEIVABLE FUNCTION" AND "SEGREGATE DUTIES IN KEY ACCOUNTING FUNCTIONS?"

RESPONSE TO COMMENT NO. 30

       The Company has expanded its disclosure regarding its internal controls and significant deficiencies in response to the Staff's comment.

REVENUE, PAGE 42

COMMENT NO. 31

       PLEASE IDENTIFY YOUR CUSTOMERS THAT REPRESENT MORE THAN 10% OF YOUR REVENUES IN THE FOURTH PARAGRAPH ON PAGE 42. SEE ITEM 101 (C)(VII) OF REGULATION S-K.

RESPONSE TO COMMENT NO. 31

       The Company has listed Bear Stearns, Lehman Brothers and Morgan Stanley as the customers that each represented more that 10% of its revenue during 2004 and the first nine months of 2005, in response to the Staff's comment.

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Mr. Michael McTiernan
December 21, 2005
Page 15


COMPARISON OF SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2005

COST OF SERVICES, PAGE 46

COMMENT NO. 32

       REFER TO THE SECOND PARAGRAPH UNDER THIS HEADING. PLEASE EXPLAIN IN MORE DETAIL WHAT ACTIVITIES WERE UNDERTAKEN IN CONNECTION WITH THE INCREASE IN COMPENSATION EXPENSE WHICH YOU CURRENTLY ATTRIBUTE TO "COSTS RELATING TO SUPPORTING AN EXPANSION OF THE SCOPE OF SERVICES PERFORMED."

RESPONSE TO COMMENT NO. 32

       The Company has provided additional detail regarding the activities that resulted in an increased compensation expense, in response to the Staff's comment.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 53

COMMENT NO. 33

       PLEASE EXPAND YOUR LIQUIDITY DISCUSSION TO ADDRESS YOUR SPECIFIC LIQUIDITY NEEDS AND HOW YOUR "FUNDS GENERATED FROM OPERATIONS, TOGETHER WITH EXISTING CASH AND AVAILABLE BORROWINGS" WILL BE SUFFICIENT TO SATISFY SUCH NEEDS.

RESPONSE TO COMMENT NO. 33

       The Company expanded its disclosure of its specific liquidity needs in response to the Staff's comment.

COMMENT NO. 34

       PLEASE DISCUSS THE COVENANT BREACH RELATED TO YOUR CREDIT AGREEMENT WHICH OCCURRED AS OF JUNE 30, 2005, AS DISCLOSED IN NOTE 7 OF YOUR NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ON PAGE F-15.

RESPONSE TO COMMENT NO. 34

       Clayton Services exceeded the total capital expenditure limitations contained in its prior senior credit facility and prior subordinated note purchase agreement. It also failed to make a prepayment required by its prior senior credit facility. The senior lenders and subordinated noteholders subsequently waived compliance with these covenants, without penalty, and increased the annual capital expenditure limitations. These waivers and amendments were

Mr. Michael McTiernan
December 21, 2005
Page 16


designed to ensure that (i) the Company would not be likely to breach these covenants in the future and (ii) the Company's ability to undertake additional financing would not be adversely impacted. As such, the Company believes that under the Commission's Release No. 33-8350, these instances of non-compliance need not be discussed in Liquidity and Capital Resources. Moreover, on December 8, 2005, the Company completed a refinancing with BNP Paribas, whereby it replaced its prior senior credit facility and paid all of its outstanding senior debt under such facility, as well as all amounts outstanding under its prior senior subordinated notes and subordinated notes. The new senior credit facility contains substantially higher capital expenditure limitations.

COMMENT NO. 35

       YOUR DISCLOSURE INDICATES THAT CASH USED IN OPERATIONS DURING THE SIX MONTHS ENDED JUNE 30, 2005 IS DUE TO THE INCREASE IN ACCOUNTS RECEIVABLE. PLEASE REVISE TO DISCLOSE WHAT HAS CAUSED THE INCREASE IN ACCOUNTS RECEIVABLE.

RESPONSE TO COMMENT NO. 35

       During the six months ended June 30, 2005, cash was used in operations due to a change in the balance of accounts receivable. During the nine months ended September 30, 2005, cash was provided by operations; therefore, the accounts receivable disclosure has not been included in "Liquidity and Capital Resources."

BUSINESS, PAGE 57

COMMENT NO. 36

       PLEASE EXPAND YOUR DISCUSSION IN THE THIRD PARAGRAPH ON PAGE 57 TO EXPLAIN IN MORE DETAIL WHAT YOU MEAN BY "FAVORABLE DEMOGRAPHIC TRENDS" IN THE THIRD SENTENCE.

RESPONSE TO COMMENT NO. 36

       The Company has revised its disclosure to explain why the Company believes that the non-conforming loan origination and non-agency securitization markets will continue to grow.

COMMENT NO. 37

       REFER TO THE SECOND CHART ON PAGE 60. WE DO NOT UNDERSTAND HOW THE TITLE TO THIS CHART "TOTAL NON-AGENCY MBS INSURANCE" RELATES TO THE DISCLOSURE ABOVE IT RELATED TO MBS ISSUERS. PLEASE ADVISE OR REVISE.

Mr. Michael McTiernan
December 21, 2005
Page 17


RESPONSE TO COMMENT NO. 37

       The Company has revised this chart in response to the Staff's comments. The title to the chart was intended to be "TOTAL NON-AGENCY MBS ISSUANCE", which relates to the growth of non-agency mortgage-backed securities issued during the past four years.

TRANSACTION MANAGEMENT, PAGE 63

COMMENT NO. 38

       REFER TO THE FINAL CARRY-OVER PARAGRAPH AT THE BOTTOM OF PAGE 64. PLEASE EXPLAIN WHAT YOU MEAN BY A "MODULAR, CUSTOMIZED PLATFORM TO SUPPORT THEIR PURCHASE OF INDIVIDUAL MORTGAGE LOANS ..."

RESPONSE TO COMMENT NO. 38

       The Company has revised this description of our services in response to the Staff's comment.

SURVEILLANCE AND SERVICING, PAGE, 65

COMMENT NO. 39

       PLEASE EXPLAIN, IN THE FIRST BULLET POINT ON PAGE 67 WHAT YOU MEAN BY "BOARDING OVERSIGHT OF THE FRONT END SERVICER."

RESPONSE TO COMMENT NO. 39

       The Company has revised this description of our services in response to the Staff's comment.

OUR COMPETITIVE STRENGTHS, PAGE 67

COMMENT NO. 40

       PLEASE TELL US WHY YOU CHOSE TO IDENTIFY THE CUSTOMERS YOU HAVE LISTED IN THE FINAL PARAGRAPH ON PAGE 67.

RESPONSE TO COMMENT NO. 40

       The Company has identified these customers because each was among the Company's top 20 clients during either of 2003, 2004 or the first nine months of 2005.

Mr. Michael McTiernan
December 21, 2005
Page 18


CLIENTS, PAGE 70

COMMENT NO. 41

       PLEASE IDENTIFY SPECIFICALLY EACH CLIENT THAT REPRESENTS MORE THAN 10% OF YOUR REVENUE. IN ADDITION, PLEASE TELL US WHETHER YOUR ARRANGEMENTS WITH ANY OF THESE CLIENTS ARE REPRESENTED BY A CONTRACTUAL AGREEMENT AND, IF SO, PLEASE FILE THESE AGREEMENTS AS EXHIBITS TO YOUR REGISTRATION STATEMENT.

RESPONSE TO COMMENT NO. 41

       The Company has listed Bear Stearns, Lehman Brothers and Morgan Stanley as the customers that each represented more that 10% of its revenue during 2004 and the first nine months of 2005 and noted that these clients are not generally subject to long term contracts, in response to the Staff's comment. In the ordinary course of the Company's business, only some of its engagements with clients are subject to formal contracts or engagement letters. Even if the transaction is subject to a formal contract or engagement letter, the contract is usually terminable by either party with little or no notice and does not commit either the Company or its clients to minimum quantities of business under the contract. As such, none of the Company's business is substantially dependent upon any contract. Therefore, the Company believes that none of its contracts are material, as defined by Item 601(b)(10) of Regulation S-K, and need not be filed with the Commission.

EMPLOYEES AND INDEPENDENT LOAN REVIEW SPECIALISTS, PAGE 71

COMMENT NO. 42

       REFER TO YOUR DISCLOSURE CONCERNING YOUR AGREEMENT WITH A PROFESSIONAL EMPLOYEE ORGANIZATION UNDER WHICH YOU ARE ASSIGNED INDEPENDENT LOAN REVIEW SPECIALISTS UPON YOUR REQUEST. PLEASE PROVIDE YOUR ANALYSIS THAT THIS AGREEMENT IS NOT REQUIRED TO BE FILED AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT.

RESPONSE TO COMMENT NO. 42

       The Company's contract with the professional employee organization through which it retains independent loan review specialists sets forth only the general terms of the parties' relationship. For example, the contract stipulates that the professional employee organization is solely responsible for payment of the independent loan review specialists' wages and related expenses. The Company's contract with the professional employee organization is terminable by either party upon only 90 days notice and does not commit the Company to use a minimum quantity of the organization's services under the contract. Lastly, while the Company values its

Mr. Michael McTiernan
December 21, 2005
Page 19


independent loan review specialists, it believes that their superior skills result from the Company's intensive training and not from the professional employee organization through which they are retained. The Company believes that it can find similarly qualified, or even the same, individuals were it to use another professional employee organization. As a result of the foregoing, the Company's business is not substantially dependent upon its contract with its professional employee organization. Therefore, the Company believes that this contract is not material, as defined by Item 601(b)(10) of Regulation S-K, and need not be filed with the Commission.

GOVERNMENT REGULATION, PAGE 74

COMMENT NO. 43

       PLEASE CONFIRM THAT YOU AND ANY OF YOUR SUBSIDIARIES THAT HAVE PROVIDED LOAN SERVICING SERVICES WERE PROPERLY LICENSED BY APPLICABLE STATE REGULATORY AUTHORITIES.

RESPONSE TO COMMENT NO. 43

       The Company's relevant subsidiary, Quantum Servicing Corporation ("QUANTUM"), or its subservicer, are licensed by all applicable state regulatory authorities for the loan servicing services that they provide. Additionally, Quantum has filed for applicable loan servicing licenses in such states that may require Quantum to be so licensed, and the Company expects to have all licenses or permits by March 31, 2006.

       Quantum has obtained, or is in the process of obtaining, all licenses and permits required for its debt collection related services. All applications for such licenses or permits have been submitted to the appropriate state authorities, and the Company expects to have all licenses by March 31, 2006.

BOARD COMMITTEES, PAGE 78

COMMENT NO. 44

       WE NOTE YOUR DISCLOSURE IN THE SECOND SENTENCE UNDER THIS HEADING THAT THE COMPOSITION OF ALL OF YOUR COMMITTEES COMPLIES WITH APPLICABLE RULES OF THE SEC AND NASDAQ NATIONAL MARKET. THIS STATEMENT SEEMS INAPPROPRIATE IN LIGHT OF THE FACT THAT YOU HAVE NOT YET IDENTIFIED THE MEMBERS OF YOUR COMPENSATION AND NOMINATING COMMITTEES. PLEASE REVISE.

RESPONSE TO COMMENT NO. 44

       On December 15, 2005, the Company's board of directors appointed three members to each of the Audit, Compensation and Nominating and Corporate Governance Committees, such

Mr. Michael McTiernan
December 21, 2005
Page 20


that the composition of these committees complies with applicable rules of the SEC and the Nasdaq National Market. These individual committee members have been added to the S-1 in response to the Staff's comment.

EMPLOYEE BENEFIT PLANS, PAGE 83

COMMENT NO. 45

       PLEASE CLARIFY, IN THE FIRST PARAGRAPH ON PAGE 83, WHETHER THE NUMBER OF SHARES RESERVED UNDER THE 2005 OPTION PLAN IS ALSO THE NUMBER OF SHARES FOR WHICH OPTIONS HAVE ALREADY BEEN GRANTED.

RESPONSE TO COMMENT NO. 45

       The Company has reserved 7,398,236 options for issuance under the 2005 Option Plan. The Company has issued 6,079,065 options pursuant to the 2005 Option Plan. A total of 18,456 of these options have been exercised and 217,981 of these options have expired. As a result of these option exercises and expirations, 1,537,153 options are available for issuance under the 2005 Option Plan. The Company has revised its disclosure regarding the 2005 Option Plan to note that 1,537,153 options were available for issuance as of November 30, 2005.

AGREEMENTS WITH EXECUTIVE OFFICERS, PAGE 86

COMMENT NO. 46

       PLEASE DISCLOSE, IN THE FOURTH FULL PARAGRAPH ON PAGE 87, THE EXERCISE PRICE OF THE OPTIONS GRANTED TO MR. HERBST.

RESPONSE TO COMMENT NO. 46

       The Company has revised the disclosure regarding its agreements with Mr. Herbst to disclose that the 200,000 options granted to Mr. Herbst were granted with an exercise price of $1.70 per share.

UNDERWRITING, PAGE 104

COMMENT NO. 47

       PLEASE DESCRIBE IN MORE DETAIL THE SERVICES THAT THE MANAGING UNDERWRITERS HAVE PERFORMED FOR YOU, AS DISCUSSED IN THE FINAL PARAGRAPH ON PAGE 104.

Mr. Michael McTiernan
December 21, 2005
Page 21


RESPONSE TO COMMENT NO. 47

       Other than with respect to this offering, none of the underwriters or their affiliates is currently providing any services to the Company. Accordingly, the Company has revised the disclosure on page 104 of "Underwriting" to delete the reference to services that have been provided to the Company by the underwriters and their affiliates in response to the Staff's comment.

FINANCIAL STATEMENTS OF CLAYTON HOLDING INC. AND SUBSIDIARIES FOR THE PERIOD ENDED JUNE, 30, 2005

COMMENT NO. 48

       PLEASE REVISE TO UPDATE YOUR FINANCIAL STATEMENTS IN ACCORDANCE WITH RULE 3-12 OF REGULATION S-X.

RESPONSE TO COMMENT NO. 48

       The Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X in response to the Staff's comment.

COMMENT NO. 49

       PLEASE REVISE TO DRAW A LINE BETWEEN THE PERIODS PRESENTED IN THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND THE CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS TO CLEARLY SHOW THAT THESE PERIODS ARE NOT COMPARABLE.

RESPONSE TO COMMENT NO. 49

       The Company has drawn a line between the periods presented in the condensed consolidated statements of income and the condensed consolidated statements of cash flows to highlight that these periods are not comparable, in response to the Staff's comment.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

COMMENT NO. 50

       PLEASE REVISE TO CLEARLY INDICATE THAT THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 REPRESENTS THE FINANCIAL STATEMENTS OF GRP (PREDECESSOR) AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 REPRESENTS THE FINANCIAL STATEMENTS OF TMHC AND GRP COMBINED. ALSO, BRIEFLY DISCUSS HOW YOU DETERMINED THAT GRP WAS THE PREDECESSOR.

Mr. Michael McTiernan
December 21, 2005
Page 22


RESPONSE TO COMMENT NO. 50

       The Company has revised Note 1 to its financial statements for the nine months ended September 30, 2005 in response to the Staff's comment.

NOTE 3 - BUSINESS ACQUISITIONS

CLAYTON SERVICES, INC. AND FIRST MADISON SERVICES INC., PAGE F-12

COMMENT NO. 51

         PLEASE CLARIFY THE TERMS OF THE AMENDED AGREEMENT. CLARIFY WHETHER THE REMAINING $13,250,000 WILL DEFINITELY BE PAID ON OR BEFORE MAY 1, 2006 OR WHETHER THE "CERTAIN EVENTS" MUST OCCUR BEFORE THAT DATE. ALSO, DISCUSS THE NATURE OF THE "CERTAIN EVENTS" AND HOW YOU HAVE ASSESSED THE LIKELIHOOD OF SUCH EVENTS OCCURRING IN ACCORDANCE WITH SFAS 5 AND WHETHER A LIABILITY HAS BEEN RECORDED.

RESPONSE TO COMMENT NO. 51

       Upon the completion of the Company's recent recapitalization and the entry into a new credit facility with BNP Paribas on December 8, 2005, the founders of Clayton Services were paid the $13.25 million earn-out payment, in accordance with terms of the amended agreement between the Company and the Clayton Services founders. As a result, all obligations of the Company with respect to the earn-out provisions of the August 2004 transaction with TA Associates were satisfied and discharged in full. The Company has revised Note 3 accordingly.

NOTE 8 - PREFERRED STOCK, PAGE F-18

COMMENT NO. 52

       PLEASE EXPLAIN TO US WHETHER THE $24,185,493 SHARES OF SERIES B REDEEMABLE PREFERRED STOCK DISCUSSED IN THE FIRST PARAGRAPH UNDER THIS HEADING SHOULD AGREE TO THE $27,837,046 SHARES OF SERIES B REDEEMABLE PREFERRED STOCK DISCUSSED ON PAGE F-19. IF THESE AMOUNTS ARE NOT INTENDED TO BE THE SAME, PLEASE CLARIFY THE REASON FOR THE DIFFERENCE.

RESPONSE TO COMMENT NO. 52

       The Company has designated 24,185,493 shares of preferred stock as series B convertible preferred stock and 27,837,046 shares as series B redeemable preferred stock. The Company had designated more shares of series B redeemable preferred stock because the earn-out payment to the Clayton Founders, described in Responses 8 and 19, was originally to be satisfied by the issuance of additional shares of redeemable preferred stock. As noted in response to the Staff's

Mr. Michael McTiernan
December 21, 2005
Page 23


comment number 51, the terms of the earn-out arrangement were amended and then subsequently discharged in full by cash payment on December 8, 2005, thus making it unnecessary to issue the additional shares of redeemable preferred stock. This class of redeemable preferred stock will be eliminated upon the completion of this offering.

FINANCIAL STATEMENTS OF CLAYTON SERVICES, INC. (PREDECESSOR) AND CLAYTON HOLDINGS INC. (SUCCESSOR) PAGES F-24 THROUGH F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PAGE F-24.

COMMENT NO. 53

       PLEASE REVISE TO DEFINE INCEPTION WITHIN THE REPORT.

RESPONSE TO COMMENT NO. 53

       The definition of inception has been added to the report in response to the Staff's comment.

COMMENT NO. 54

       PLEASE REVISE TO DRAW A LINE BETWEEN THE PERIODS PRESENTED IN THE CONSOLIDATED BALANCE SHEETS, CONSOLIDATED STATEMENTS OF INCOME AND THE CONSOLIDATED STATEMENTS OF CASH FLOWS TO CLEARLY SHOW THAT THESE PERIODS ARE NOT COMPARABLE.

RESPONSE TO COMMENT NO. 54

       The Company has drawn a line between the periods presented in the consolidated balance sheets, consolidated statements of income and the consolidated statements of cash flows to highlight that these periods are not comparable, in response to the Staff's comment.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS BASIS OF PRESENTATION,
PAGE F-30

COMMENT NO. 55

       PLEASE REVISE TO CLEARLY EXPLAIN THE PERIODS THAT ARE BEING PRESENTED FOR THE PREDECESSOR AND THE SUCCESSOR. IT APPEARS THAT FROM MAY 24, 2004 TO AUGUST 1, 2004 GRP'S (PREDECESSOR) NUMBERS ARE BEING SHOWN IN EACH COLUMN. PLEASE ADVISE AND CLEARLY EXPLAIN IN THE FOOTNOTES TO THE FINANCIAL STATEMENTS.

Mr. Michael McTiernan
December 21, 2005
Page 24


RESPONSE TO COMMENT NO. 55

       The Company has revised the relevant footnotes in response to the Staff's comments.

NOTE 3 - BUSINESS ACQUISITIONS, PAGE F-36

CLAYTON SERVICES, INC. AND FIRST MADISON SERVICES. INC.

COMMENT NO. 56

       WITHIN THE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY IT APPEARS THAT 10,058,234 COMMON SHARES AND 1,428,092 CLASS B SHARES WERE ISSUED FOR CLAYTON SERVICES, INC. PLEASE RECONCILE THIS WITH THE FOOTNOTE WHERE IT APPEARS THAT THERE WERE 9,273,450 SHARES ISSUED AND THERE IS NO MENTION OF THE CLASS B SHARES. ALSO, TELL US WHY THERE WAS A NEGATIVE AMOUNT RECORDED FOR ADDITIONAL PAID IN CAPITAL.

RESPONSE TO COMMENT NO. 56

       The Company has provided additional disclosure in Note 3 in response to the Staff's comments.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS EXHIBITS

COMMENT NO. 57

       PLEASE FILE ALL REQUIRED EXHIBITS AS PROMPTLY AS POSSIBLE. IF YOU ARE NOT IN A POSITION TO FILE YOUR LEGAL OPINION WITH THE NEXT AMENDMENT, PLEASE PROVIDE A DRAFT COPY FOR US TO REVIEW.

RESPONSE TO COMMENT NO. 57

       The Company has filed additional exhibits with Amendment No. 1 to the S-1 in response to the Staff's comment. Please see the draft legal opinion of Goodwin Procter LLP attached hereto as EXHIBIT E, which is provided supplementally for your review.

                                      * * *

Mr. Michael McTiernan
December 21, 2005
Page 25


         If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1163 or John R. LeClaire at (617) 570-1144.

                                         Sincerely,


                                         /s/ Michael S. Turner
                                         Michael S. Turner

Enclosures
cc: Frank P. Filipps
    Steven L. Cohen
     CLAYTON HOLDINGS, INC.
    John R. LeClaire, Esq.
    Sanford A. Fine
    Arthur R. McGivern
     GOODWIN PROCTER LLP

                                                                       EXHIBIT A


[Table from the 2005 MORTGAGE MARKET STATISTICAL ANNUAL, published by Inside Mortgage Finance Publications, Inc., listing the aggregate principal value of new issuances of both agency and non-agency MBS from 2000 through 2004]

                                                                       EXHIBIT B


[Tables from the 2005 MORTGAGE MARKET STATISTICAL ANNUAL listing the top subprime MBS originators/issuers and underwriters during 2002 through 2004]

                                                                       EXHIBIT C


[Industry data from INSIDE MORTGAGE FINANCE and the 2005 MORTGAGE MARKET STATISTICAL ANNUAL showing the growth in total non-conforming mortgage loan originations and the increase in the rate of securitizations of MBS]

                                                                       EXHIBIT D

[Directed Share Documents: (1) Cover Letter to Prospective Participants;
(2) Indication of Interest Form; (3) New Account Application Form; and
(4) Client Account Agreement].

                                                                       EXHIBIT E


[Draft legal opinion of Goodwin Procter LLP]